Mail Stop 3561

December 18, 2007

By U.S. Mail and facsimile to (408) 943-4730
T. J. Rodgers
President and Chief Executive Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

Re: Cypress Semiconductor Corporation
     Definitive 14A
     Filed March 30, 2007
     File No. 001-10079

Dear Mr. Rodgers:

       We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by January 7, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 3. It does not appear that you have addressed in your response whether you intend to disclose the "Plan EPS" referred to in the formulas on page 34 and 35 of your proxy statement. We reissue prior comment 3 with respect to this target.

   Item 402(b)(2)(vii) of Regulation S-K requires that a company disclose, if material, how specific forms of compensation are structured and implemented to reflect a named executive officer's individual performance and/or individual contribution. As part of this, a company must identify the elements of individual performance and/or contribution that are taken into account. As such, to the extent material, you need to describe each of the Critical Success Factors, or CSFs, that were in place for each named executive officer.

In addition, you also need to disclose the specific targets for each CSF, unless the disclosure of those targets could cause you substantial competitive harm.

In that regard, for each specific target that you believe you have a basis to omit, please provide us with a more detailed analysis of how disclosure of the specific quantitative or qualitative measurements of the CSFs would result in competitive harm. Your response suggests that there may be a significant number of CSFs that you consider "Confidential CSFs," yet your response only discusses a few examples on pages 10 and 11 of your response. Identify in your response letter the specific Confidential CSFs for each named executive officer and how a competitor could either use such information to cause you commercial harm or derive other information from such Confidential CSFs that could then be used to negatively impact the company. For example, referring to your discussion on page 11 of your response letter, identify the Confidential CSF related to certain strategies to increase revenue and specify how competitors could "make it much more difficult for Cypress to achieve its objectives."

Notwithstanding the preceding paragraphs, in the event disclosure of Confidential CSFs in future filings would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in such future filings you will provide the additional and/or enhanced information included in section of your response following the caption "Probability of Achieving Critical Success Factors."

2. We note your response to prior comment 5 and disagree with your proposed disclosure. Please revise this table in future filings to change the heading of column in question as indicated in our prior comment, provide the target amounts and provide an explanatory footnote that explains and identifies the amounts that have actually been paid.

3. While we note your detailed response to our comments, please confirm that you will provide the additional and/or enhanced information included in your responses in your future filings, including all of the information provided in response to prior comment 3 describing the company's incentive programs.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel